SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(c)

Fortress Investment Group LLC

( NAME OF ISSUER )

Class A shares

(Title of Class of Securities)

34958B106

(CUSIP Number)

March 01, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1 (b)
X Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 34958B106	13G

1.	Names of reporting persons	JPMorgan Chase & Co.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	13-2624428

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	11,303,620
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	11,303,620
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,303,620

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12.	TYPE OF REPORTING PERSON*	HC

1.	Names of reporting persons	MLP Investment Holdings, Inc.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	20-4120164

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	11,182,580
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	11,182,580
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,182,580

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12.	TYPE OF REPORTING PERSON*	CO

Item 1(a).	Name of Issuer:
Fortress Investment Group LLC

Item 1(b).	Address of Issuer's Principal Executive Offices:
1345 Avenue of the Americas New York, NY 10105

Item 2(a).	Name of Person Filing:
(1) JPMorgan Chase & Co. (2) MLP Investment Holdings, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
(1) 270 PARK AVE
NEW YORK, NY 10017 (2) 383 Madison Avenue
NEW YORK, NY 10179

Item 2(c).	Citizenship
(1) Delaware (2) Delaware

Item 2(d).	Title of Class of Securities:
Class A shares
Unless otherwise noted, security being reported is common stock

Item 2(e).	CUSIP Number:	34958B106

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :

(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)	Investment company registered under Section 8 of the Investment
Company Act;
(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(b), check this box.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page(s) to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class. NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following. ( )

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned Subsidiary (ies),
J.P. Morgan Securities LLC
J.P. Morgan GT Corporation
J.P. Morgan Whitefriars Inc.
MLP Investment Holdings, Inc.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017	JPMorgan Chase & Co.
By: /s/ Michael T. Lees
--------------------------------------
Michael T. Lees
Compliance

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.